UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANNIE’S, INC.

(Name of Subject Company)

ANNIE’S, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

03600T104

(CUSIP Number of Class of Securities)

John M. Foraker

Chief Executive Officer

1610 Fifth Street

Berkeley, CA 94710

(510) 558-7500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Julie M. Allen, Esq.

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-2900

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Set forth below is a copy of a press release first published, sent or given to security holders by Annie’s, Inc. on September 8, 2014.

Annie’s to be Acquired by General Mills for $46 Per Share in Cash

Companies Partnering to Accelerate the Growth and Development of the Annie’s Brand

BERKELEY, California – September 8, 2014 – Annie’s Inc. (NYSE:BNNY) (“Annie’s”), a leading natural and organic food company, announced today a definitive agreement to be acquired by General Mills, Inc. (“General Mills”) for $46.00 per share in cash, for a total transaction value of approximately $820 million, net of cash. This acquisition will enable Annie’s to enter a new phase of growth and success while maximizing value for stockholders. The transaction consideration represents a 51% premium over Annie’s 30-day average closing price of $30.47, as of September 5, 2014. Annie’s will continue to be headquartered in Berkeley, California.

“We are excited about this strategic combination, which will enable Annie’s to expand the reach and breadth of our high quality, great tasting organic and natural products, provide new opportunities for our employees, realize greater efficiencies in our operations, and maximize value for our stockholders,” said John Foraker, Chief Executive Officer of Annie’s. “Powerful consumer shifts toward products with simple, organic and natural ingredients from companies that share consumers’ core values show no signs of letting up. Partnering with a company of General Mills’ scale and resources will strengthen our position at the forefront of this trend, enabling us to more rapidly and efficiently expand into new channels and product lines in a rapidly evolving industry environment.

“Annie’s will remain dedicated to our mission: to cultivate a healthier and happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. Authentic roots, great tasting products, high-quality organic and natural ingredients, and sustainable business practices will continue to be the cornerstones of the Annie’s brand,” concluded Foraker.

Molly Ashby, Annie’s Chairman of the Board of Directors, stated, “This transaction is a testament to the hard work of the great team at Annie’s. Together, they have built a highly successful company around the authentic, mission-driven concept that Annie Withey originated back in 1989. Annie’s is a pioneer of a new generation of companies that do well by doing good, generating great value for all stakeholders. This is strategically the right time to pursue this combination, which will bring Annie’s operational, sourcing and distribution capabilities that will enable it to maintain its leadership in the natural and organic market and fully realize its potential.”

The Annie’s Board of Directors has unanimously recommended that Annie’s stockholders accept the General Mills offer. General Mills will launch a tender offer within ten business days to purchase all outstanding shares of Annie’s. General Mills’ offer will be subject to the tender of a majority of Annie’s shares and to certain other customary closing conditions including regulatory approval. The transaction is expected to close later in calendar 2014.

Annie’s financial advisor for the transaction is J.P. Morgan Securities LLC and its legal advisor is Proskauer Rose LLP.

About Annie’s

Annie’s, Inc. (NYSE: BNNY) is a natural and organic food company that offers great-tasting products in large packaged food categories. Annie’s products are made without artificial flavors, synthetic colors, and preservatives regularly used in many conventional packaged foods. Additionally, Annie’s sources ingredients so as to avoid synthetic growth hormones and genetically modified food ingredients. Today, Annie’s offers over 145 products and is present in over 35,000 retail locations in the United States and Canada. Founded in 1989, Annie’s is committed to operating in a socially responsible and environmentally sustainable manner. For more information, visit www.annies.com.

Forward-Looking Statements

Certain statements in this press release, including those relating to the future of our snacks business and achievement of our significant long-term growth potential, are “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.

The forward-looking statements contained in this press release are based on management’s current expectations, and are subject to uncertainty, changes in circumstances and significant risks. We cannot assure you that future developments affecting us will be those that we have anticipated.

Actual results may differ materially from the forward-looking statements contained in this press release due to changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. We believe that these factors include those disclosed in the section entitled “Risk Factors” in our Annual Report on Form 10-K for fiscal 2014 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2014 and our Form 10-Q for the quarter ended June 30, 2014 filed with the SEC on August 7, 2014, including risks relating to the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to complete the proposed tender offer or merger due to the failure to satisfy the conditions to completion of the tender offer and the merger; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; continuation or deterioration of current market conditions; future regulatory or legislative actions that could adversely affect the companies; the outcome of any legal proceedings relating to the tender offer, the merger or the merger agreement; and risks to consummation of the merger, including the risk that the merger will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in Annie’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. Annie’s disclaims any obligation to update and revise statements contained in these materials based on new information or otherwise. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements.

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Annie’s. At the time the tender offer is commenced, General Mills and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Annie’s intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, its wholly owned subsidiary and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s or General Mills with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting General Mills at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and the Schedule 14D-9 may be obtained (when available) for free by contacting Annie’s at 1610 Fifth Street, Berkeley, California 94710.

CONTACT:

Ed Aaron

510-558-7574

303-868-5551

ir@annies.com

Set forth below is a copy of a letter to employees first published, sent or given to security holders by Annie’s, Inc. on September 8, 2014.

Dear Annie’s Employees,

Today we announced that Annie’s is being acquired by General Mills. This is a huge opportunity for Annie’s as it will significantly expand the reach and breadth of our products, further our ability to achieve our company mission, and allow us to realize greater efficiencies in our operations and day-to-day business.

This transaction is a testament to the hard work that each of you does every day. Annie Withey co-founded the company in 1989 to do things differently, and to make a difference. Together, over many years, we’ve built a highly successful, authentic, and mission-driven company based on core values centered on honesty, integrity, social responsibility and sustainability. Annie’s has proven you can indeed do well by doing good. These values and the magic of the Annie’s brand are key elements of our success – and something General Mills admires. I’ve had conversations with many people at General Mills over the past few weeks, including Ken Powell, General Mills CEO and Chairman, about these core foundations of our company and how important it is to keep them true. Preserving the authenticity of our brand equity, our values, and our mission is very important to them, and that makes them an ideal owner of the Annie’s business for the future.

This is a very exciting time for Annie’s, but I know that there may be questions or concerns regarding today’s events. I can assure you that General Mills will be very careful and deliberate in thinking about our business, learning how we do things, and maintaining and building upon the success we’ve had to date. It is very important that we all do our part to stay focused and continue to do business as usual in the weeks and months ahead.

Please don’t hesitate to contact me, your managers, or Janet Brady with questions. Today is a very important day in the history of the company and you are all an important part of the success and growth that has built this great business. Thanks for all that you do, and here’s to an exciting new chapter in the Annie’s story.

Best,

JF

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Annie’s. At the time the tender offer is commenced, General Mills and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Annie’s intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, its wholly owned subsidiary and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s or General Mills with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting General Mills at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and the Schedule 14D-9 may be obtained (when available) for free by contacting Annie’s at 1610 Fifth Street, Berkeley, California 94710.

Set forth below is a copy of a letter to business partners first published, sent or given to security holders by Annie’s, Inc. on September 8, 2014.

Dear Valued Partner,

Today, we announced an exciting new strategic combination with General Mills in which Annie’s will become part of General Mills’ natural and organic business. We are excited about this opportunity and believe strongly that it is the right next step in the company’s development.

With General Mills’ support, Annie’s will remain committed to our mission: to cultivate a healthier and happier world by spreading goodness through nourishing foods, honest words and conduct that is considerate and forever kind to the planet. Authentic roots, great tasting products, high quality organic and natural ingredients, and sustainable business practices will continue to be the cornerstones of our brand.

With General Mills behind us, we will have the scale and resources to invest more heavily in the growth of the Annie’s business, expanding the reach and breadth of our high quality, great tasting organic and natural products. This should also mean more opportunity.

We greatly value our partnership with you. Until the transaction closes, it will be business as usual, and we will give as much notice as possible of any changes you should know about once it is completed.

I’ve attached today’s press release with more details. If you have any questions, please let me know.

Again, we’re excited about this opportunity and thank you for your continued partnership and commitment to Annie’s.

Sincerely,

XX

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Annie’s. At the time the tender offer is commenced, General Mills and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Annie’s intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, its wholly owned subsidiary and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s or General Mills with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting General Mills at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and the Schedule 14D-9 may be obtained (when available) for free by contacting Annie’s at 1610 Fifth Street, Berkeley, California 94710.

Set forth below is a copy of a social message posted to Facebook first published, sent or given to security holders by Annie’s, Inc. on September 8, 2014.

Hi Annie’s Fans,

Today we announced exciting news that Annie’s will join General Mills. We are thrilled because this opportunity will fuel Annie’s future growth and allow us to more rapidly expand our line of high quality, great tasting products made with organic and natural ingredients that you’ve come to love over the last 25 years. So what does this combination mean for you, our loyal fans? Expect to see Annie’s in more stores, in more categories and in more varieties.

Annie’s has never been a company that compromises on its values. With General Mills’ support, we will stay true to our mission and committed to doing well by doing good. We remain dedicated to real food; simple, organic, non-GMO and natural ingredients; a clean planet and sustainable business practices. These values are part of our DNA and they will remain so.

Thanks for being a loyal Annie’s fan and celebrating this new chapter in our story.

Sincerely,

John Foraker

Annie’s CEO

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of Annie’s. At the time the tender offer is commenced, General Mills and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Annie’s intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. General Mills, its wholly owned subsidiary and Annie’s intend to mail these documents to the stockholders of Annie’s. These documents will contain important information about the tender offer and stockholders of Annie’s are urged to read them carefully when they become available. Stockholders of Annie’s will be able to obtain a free copy of these documents (when they become available) and other documents filed by Annie’s or General Mills with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting General Mills at Number One General Mills Boulevard, Minneapolis, Minnesota 55426 and the Schedule 14D-9 may be obtained (when available) for free by contacting Annie’s at 1610 Fifth Street, Berkeley, California 94710.